SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                           --------------------------

                           EuroWeb International Corp.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    298801101
                                 (CUSIP Number)

                                L. Rob van Vliet
                              Koninklijke KPN N.V.
                                   Maanplein 5
                               2516 CK, The Hague
                                 The Netherlands
                                 +31-70-343-4343

                                    COPY TO:

                               Eric S. Shube, Esq.
                                  Allen & Overy
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 +1-212-610-6300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 23, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                                Page 1 of 3 pages

         This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware Corporation ("EuroWeb"), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002 and April 5, 2002, filed on behalf of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. ("KPN Telecom"), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

         Item 4 is hereby amended by adding the following:

ITEM 4. PURPOSE OF THE TRANSACTION

         At the annual meeting of stockholders of EuroWeb scheduled for May 28, 2002 (the "Annual Meeting"), KPN Telecom intends to cast its votes in favor of Csaba Toro, Roelant Lyppens, Rob van Vliet and Stewart P. Reich as directors and to withhold its votes from Frank Cohen, Robert Genova and Gerald Yellin. Following the completion of the other items on the agenda for the Annual Meeting, KPN Telecom intends to vote its shares to:

         o  remove Messrs. Cohen, Genova and Yellin as directors;

         o amend EuroWeb's By-laws to provide for a board of directors consisting of five persons; and

         o  elect Robert Volkman as director.

         Mr. Volkman, age 51, is a Certified Public Accountant licensed by the State of New York and has been practicing in the New York area since 1974. Mr. Volkman is currently the managing partner of Volkman & Company, Certified Public Accountants. Mr. Volkman is the son of Jerome Volkman, who was a director of EuroWeb until his death on February 13, 2002. Mr. Volkman's business address is 60 East 42nd Street, New York, New York 10165.

         As the holder of approximately 52% of EuroWeb's outstanding common stock, KPN Telecom has sufficient voting power to approve each of the foregoing actions without the vote or consent of any other stockholder. KPN AND KPN TELECOM ARE NOT SOLICITING OR REQUESTING ANYONE TO EXECUTE OR TO REVOKE ANY PROXY OR RECOMMENDING THAT EUROWEB STOCKHOLDERS VOTE OR NOT VOTE THEIR SHARES FOR OR AGAINST ANY DIRECTOR OR ANY PROPOSAL.

         See the proxy statement of EuroWeb for more information about the matters to be considered at the Annual Meeting.

         In addition, KPN Telecom intends to suggest to the Board of Directors of EuroWeb that they close EuroWeb's New York office, terminate Mr. Cohen and Mr. Genova as officers of EuroWeb and appoint Mr. Toro Chief Executive Officer of EuroWeb. However, these decisions would be made by the new EuroWeb board after it is constituted, and each director would be obligated to act in accordance with his fiduciary duties.


                                Page 2 of 3 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 23, 2002 that the information set forth in this statement is true, complete and correct.


                                    KONINKLIJKE KPN N.V.

                                    By:   /s/  A.J. SCHEEPBOUWER
                                         -----------------------------------
                                         Name: Mr. A.J. Scheepbouwer
                                         Title: Chief Executive Officer

                                    KPN TELECOM B.V.

                                    By:   KONINKLIJKE KPN N.V.,
                                          its sole Director

                                         By:  /s/  A.J. SCHEEPBOUWER
                                             -----------------------------------
                                             Name:  Mr. A.J. Scheepbouwer
                                             Title: Chief Executive Officer


                                Page 3 of 3 pages